Filed Pursuant to Rule 433

Registration No. 333-213047

Pricing Term Sheet

February 12, 2018

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A2 (stable outlook) Standard & Poor’s Ratings Services: A+ (negative outlook)

CUSIP/ISIN:	02665WCC3 / US02665WCC38

Trade Date:	February 12, 2018

Original Issue Date:

February 15, 2018 (T+3)

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before February 13, 2018 will be required to specify alternative settlement arrangements to prevent a failed settlement.

Stated Maturity Date:	February 12, 2021

Principal Amount:	$350,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month

Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on February 13, 2018 plus the Spread, accruing from February 15, 2018.

Initial Interest Reset Date:	May 12, 2018

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each February 12, May 12, August 12 and November 12, beginning on May 12, 2018 (short first coupon), and on the Stated Maturity Date

Spread:	+21 bps

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.225%

Net Proceeds to Issuer:	99.775% / $349,212,500

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Joint Lead Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC

Co-Managers:

Lloyds Securities Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC
TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

DTC Number:	2396

Additional Risk Factor

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of the Notes.

LIBOR is the subject of recent national and international regulatory guidance and proposals for reform. These reforms or actions by the British Bankers’ Association (the “BBA”) in connection with the investigations into whether banks have been manipulating or attempting to manipulate LIBOR, may cause LIBOR to perform differently than in the past, or have other consequences which cannot be predicted. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee sponsored by the Federal Reserve Board and the Federal Reserve Bank of New York. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, in the United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates, the replacement or disappearance of LIBOR or other reforms may adversely affect the value of and the return on LIBOR-based securities, including the Notes.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This term sheet supplements the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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